the remaining 50% going to the producing entity.

Bondit has pledged up to a $1.7M investment once we hit $1.3M of investment through Wefunder.

**Projections are not a guarantee of return*



Become a Part-Owner
of a Feature Film!

EQUITY & LEGISLATION

Similar to hard equity, the legislation strategy allows for production to shoot in an area with above-average tax incentives.

New York offers a tax credit of 25% of the budget on all qualified in-state spending, which we will be using as part of our investment strategy. Taking advantage of such incentives protects an investment before production even begins.

To put it simply, we will be getting back $682,000 before the movie is even released.

Though this tax credit will be given to the loan entity, repayment of the loan allows profits to be distributed to investors much more quickly.

PRE-SALES

Combined with the legislation strategy above, a pre-sales agreement takes advantage of a film's potential sales results and leverages that against a senior debt lender to finance a portion of the production.

The difference is that once the sales agent can pre-sell some of the 150 territories, that money (minus the sales commission) will be handed back to the investors.

TAX DEDUCTIONS

Section 181 Deduction under the Tax Cuts and Jobs Act of 2018 (TCJA) creates a 100% deduction for any money invested in a film that is produced in the United States and that qualifies under the original qualification standards of Section 181.

Once we hit our fundraising goal and are able to see this process through to a completed film, we anticipate that our rigorous marketing strategy, dynamic cast and crew, and festival aspirations will ensure our movie's ultimate triumph with audiences and critics alike.



Highly Anticipated Release
in the Summer of 2022

With a robust, detailed plan for development, pre-and-post production, photography, marketing, and distribution, Hero. Loss. Dirt is ready to capitalize on the current momentum to craft an amazing film through an efficient timeline toward a highly successful distribution.



DEVELOPMENT
Currently Underway
Fully develop the shooting script
Complete preliminary shooting schedule
Complete preliminary budget
Secure preliminary talent commitments
Secure project funding



PRE-PRODUCTION
May 2022 - August 2022
Production offices and accounting department
Complete production team and crew
Production design planning and location scouting
Travel and arrangements



PRINCIPAL PHOTOGRAPHY
September 2022 - October 2022
Picture and field sound acquisition
Outstanding business issues
Finalize all accounting for audit
Finalize creative assets for post-production



POST-PRODUCTION
October 2022 - January 2023
Editorial
Sound design
Test screenings and adjustments
All deliverables: sound, music, trailer, print (film and digital), DVD, publicity, and legal requirements



MARKETING AND DISTRIBUTION
**(Pending)
Market-focused film festivals
Screening for distributors in Los Angeles
Screenings for leadership of special interest groups
Engage self-distribution plan



Our Film Will be Available
to a Huge Audience

SALES APPROACH

Unburdened by unrealistic expectations for Hero. Loss. Dirt's release, we can excel by recognizing the necessity of sales input at an early stage. By partnering with a well-known entertainment sales agency during the development phase, we can capitalize on strong casting selections and generate early interest before production is complete. This also allows us to introduce our concept to the market before beginning a physical sales campaign.

Our expert production team has forged strong relationships with top talent agencies in the entertainment business, such as WME, CAA, UTA, ICM, Gersh, and Paradigm. Our casting agency BASS/CASTING will leverage these relationships to build a cast with the highest value and name recognition.

With a widespread theatrical release, we will ensure our budget is less affected by a potentially unstable theatrical market. We also have a robust plan to make Hero. Loss. Dirt is available digitally through streaming video on demand (SVOD) and over-the-top (OTT) platforms such as Netflix, Amazon, Hulu, Vudu, Crackle, Apple+, and others.



NETFLIX
amazon
tv
hulu
VUDU
CRACKLE
HERO. LOSS. DIRT.

Feature on these platforms is not guaranteed.

FESTIVALS

Due to the excellent working relationship between our production team and sales partners, we have plans to premiere Hero. Loss. Dirt at a top-tier film festival such as **Sundance, Berlin, SXSW, or Toronto**. Additional relationships with small but prestigious festivals include **Sun Valley, Tribeca, and Newport Beach**. Our executive producers, Buffalo 8, have had projects premiere or screen at each of these festivals, and we strongly believe that the quality of Hero. Loss. Dirt will allow for a successful festival run.

While premiering at a prestigious festival would be ideal, we will not be reliant on this strategy for success in the event that festivals are not available in their typical format due to potential COVID-19 restrictions in the future.



SUNDANCE
tiff
SXSW
SUN VALLEY FILM FESTIVAL
FILM
TRIBECA FILM FESTIVAL
HERO. LOSS. DIRT.

Feature in these festivals is not guaranteed.

START-TO-FINISH MARKETING

Although we are in the early stages of development, we've already begun implementing the marketing philosophy for Hero. Loss. Dirt. Effective immediately, we will begin grassroots marketing efforts through social media and targeted genre fan bases. We recognize the necessity of savvy and thoughtful marketing campaigns and their importance in our overall success.

LEADING INDUSTRY PROFESSIONALS

Our production team has made the decision to utilize proven industry professionals for all services and department head positions, to ensure the completion of a top-quality product. There is no substitute for experience, and shortcuts are not acceptable. Where other independent films suffer in their hiring processes, Hero. Loss. Dirt will out-class and out-strategize the competition. We've already managed to build a mighty team of industry professionals to carry our film through our rigorous production schedule, and we plan to ride this tradition of excellence through to our successful release.



DID YOU EVER THINK YOU COULD OWN A PIECE OF ART?
Hero. Loss. Dirt offers a chance to do just that and grow your investment portfolio at the same time...

With the post-pandemic resurgence of movies and movie-going, there has never been a better time to invest your money into the entertainment industry. Hero. Loss. Dirt is a compelling story created by a dynamic production team and backed by industry experts who know excellent writing, production, and potential when they see it.

With our robust plan to distribute widely, compensate our investors fairly, and promote our film nonstop, we believe that Hero. Loss. Dirt is the best possible investment for anyone looking to grow their portfolio while supporting a film with incredible potential.

Here's your chance to become part of movie history. Take it before it's too late.



INVEST IN
HERO. LOSS. DIRT.